                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                       AMERICAN INDUSTRIAL PROPERTIES REIT
                       -----------------------------------
                                (Name of Issuer)


         COMMON SHARES OF BENEFICIAL INTEREST, $.10 PAR VALUE PER SHARE
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                   026791 20 2
                                   -----------
                                 (CUSIP Number)

                   Scott A. Wolstein, Chief Executive Officer
                    Developers Diversified Realty Corporation
                             3300 Enterprise Parkway
                              Beachwood, Ohio 44122
                                 (216) 755-5500
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 1, 2000
                                ----------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP NO. 026791 20 2                   13D                         Page 2 of 15


1        NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Developers Diversified Realty Corporation

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         BK

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or  2(e)                       /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

                                    7       SOLE VOTING POWER
                                                9,756,650
NUMBER OF                           8       SHARED VOTING POWER
SHARES                                                -0-
BENEFICIALLY                        9       SOLE DISPOSITIVE POWER
OWNED BY                                        9,756,650
EACH                                10      SHARED DISPOSITIVE POWER
REPORTING                                             -0-
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           9,756,650

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                 -0-

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                               46.5%

14       TYPE OF REPORTING PERSON

                                               CO

CUSIP NO. 026791 20 2                   13D                         Page 3 of 15


1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Scott A. Wolstein

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                       /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                                    7       SOLE VOTING POWER
                                                  2,006*
NUMBER OF                           8       SHARED VOTING POWER
SHARES                                           -0-*
BENEFICIALLY                        9       SOLE DISPOSITIVE POWER
OWNED BY                                          2,006*
EACH                                10      SHARED DISPOSITIVE POWER
REPORTING                                        -0-*
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  2,006*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                 -0-*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           Less than one percent (1%)*

14       TYPE OF REPORTING PERSON

                                                 IN

* See Item 5(a) for a discussion of Mr. Wolstein's status with, and the fact that he may be deemed to beneficially own all shares held by, Developers Diversified Realty Corporation.

CUSIP NO. 026791 20 2                   13D                         Page 4 of 15


         This Amendment No. 7 to Schedule 13D is filed to reflect certain changes in circumstances in connection with DDRC's ownership of Common Shares (as defined below) as a result of the 2000 Merger Agreement dated November 1, 2000 (as defined below).

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 7 to Schedule 13D relates to the common shares of beneficial interest, $.10 par value per share ("Common Shares"), issued by American Industrial Properties REIT, a Texas real estate investment trust ("AIP"), to Developers Diversified Realty Corporation, an Ohio corporation ("DDRC"), and Scott A. Wolstein, the Chairman of the Board and Chief Executive Officer of DDRC, pursuant to the Agreements (as defined below) and the 2000 Merger Agreement.

         The principal executive offices of AIP are located at 6210 North Beltline Road, Suite 170, Irving, Texas 75063-2656.

ITEM 2.  IDENTITY AND BACKGROUND

         This schedule is filed jointly by: (i) DDRC by virtue of its direct ownership of 9,656,650 Common Shares and options to purchase 100,000 Common Shares, and (ii) Scott A. Wolstein by virtue of his direct ownership of six Common Shares and his beneficial ownership of 2,000 Common Shares, as a result of options that are exercisable within 60 days, and his status as the Chairman of the Board and Chief Executive Officer of DDRC (DDRC and Mr. Wolstein collectively, the "Reporting Persons").

         The principal business and office address of each of the Reporting Persons is 3300 Enterprise Parkway, Beachwood, Ohio 44122.

         DDRC is a fully integrated real estate investment trust that develops, acquires, owns and manages shopping centers and other commercial real estate. DDRC is an Ohio corporation. Mr. Wolstein's principal occupation is serving as the Chairman of the Board and Chief Executive Officer of DDRC. Under the Purchase Agreement (as defined below), Mr. Wolstein has been appointed Chairman of the Board of AIP. Mr. Wolstein is a citizen of the United States.

         Set forth in Appendix A hereto are the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of DDRC. Each such person is a citizen of the United States.

         During the last five years, none of DDRC, Mr. Wolstein or any of the persons named in Appendix A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Under the Share Purchase Agreement dated as of July 30, 1998, between AIP and DDRC, as amended by Amendment No. 1 dated as of September 14, 1998 (as amended, the "Purchase Agreement"), DDRC received 949,147 Common Shares in exchange for $14,711,778.50. DDRC borrowed this amount under its then existing credit facility with The First Chicago National Bank, as administrative agent, and certain other banks (the "Credit Facility").

CUSIP NO. 026791 20 2                   13D                         Page 5 of 15


         Under the Merger Agreement (the "Merger Agreement" and, together with the Purchase Agreement, the "Agreements") dated as of July 30, 1998 among AIP, DDRC and DDR Office Flex Corporation, a Delaware corporation ("Merger Sub"), DDRC received 1,258,471 Common Shares and Mr. Wolstein received 6 Common Shares in exchange for their respective interests in Merger Sub. Merger Sub owned five light industrial or office properties (with a value of $19,506,276) and was merged into AIP, with AIP as the survivor of the merger. The closing of the purchase of 949,147 Common Shares and 1,258,477 Common Shares under the Purchase Agreement and the Merger Agreement, respectively, are collectively referred to herein as the "Initial Closing," and the date of the Initial Closing is referred to as the "Initial Closing Date."

         On November 20, 1998, at the second closing (the "Second Closing" ) under the Purchase Agreement, DDRC received 2,815,192 Common Shares in exchange for the cancellation of $43,635,476 in aggregate principal amount of outstanding debt owed to DDRC by AIP.

         On December 8 and 9, 1998, DDRC received an aggregate of 606,451 Common Shares in exchange for $9,400,000 provided by DDRC to fund certain property acquisitions by AIP in accordance with the terms of the Purchase Agreement. DDRC borrowed this amount under the Credit Facility.

         On December 30, 1998, DDRC received 261,935 Common Shares in exchange for $4,059,993 provided by DDRC to fund certain property acquisitions by AIP in accordance with the terms of the Purchase Agreement. DDRC borrowed this amount under the Credit Facility.

         All Common Shares received by DDRC under the Agreements prior to January 15, 1999 were purchased from AIP at a price of $15.50 per Common Share.

         On January 15, 1999, DDRC received 3,410,615 Common Shares in exchange for $48,800,000 provided by DDRC to fund certain property acquisitions by AIP in accordance with the terms of the Purchase Agreement and the cancellation of $3,000,000 in aggregate principal amount of outstanding debt owed to DDRC by AIP. DDRC borrowed these amounts under the Credit Facility. 1,543,005 Common Shares were purchased at a price of $15.50 per Common Share and 1,867,610 Common Shares were purchased at a price of $14.93 per Common Share.

         On August 23, 1999, DDRC received 354,839 Common Shares in exchange for $5,500,000 provided by DDRC to fund certain property acquisitions by AIP in accordance with the terms of the Purchase Agreement. DDRC borrowed this amount under the Credit Facility. DDRC purchased these shares at a price of $15.50 per Common Share.

         On November 1, 2000, DDRC, DDR Transitory Sub Inc. ( "DDR Sub"), a wholly-owned subsidiary of DDRC, and AIP entered into an Agreement and Plan of Merger (the "2000 Merger Agreement"), the result of which will be, at the Effective Time (as defined in the 2000 Merger Agreement), the non-DDRC holders of Common Shares will receive the Common Consideration (as defined in the 2000 Merger Agreement) and AIP will become a wholly-owned subsidiary of DDRC (the "Merger ").

         The Merger will be funded from the proceeds obtained by AIP under the Manhattan Towers Agreement and the Lend Lease Agreement (as both terms are defined in the 2000 Merger Agreement) as well as Net Other Assets (as defined in the 2000 Merger Agreement). If the foregoing sources of funding are inadequate to finance the Merger , DDRC anticipates any additional funding required to pay the Common Consideration to the non-DDRC holders of Common Shares will be obtained through borrowings under AIP's existing lines of credit.

CUSIP NO. 026791 20 2                   13D                         Page 6 of 15


         If the Merger is not consummated by May 31, 2001, as a result of a breach by DDRC or DDR Sub of any of their obligations under the 2000 Merger Agreement, the rights and obligations under Section 6.6 of the Purchase Agreement will be extended from November 20, 2000, by the number of days between June 19, 2000 and the later of (i) the date on which that breach occurs or (ii) the first date on which any Manager (as defined below) that is not a designee of DDRC becomes aware of the breach.

ITEM 4.  PURPOSE OF TRANSACTION

         Except as described below, neither of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D:

         (a) From time to time during the period commencing on the date of the Second Closing and ending on the second anniversary of that date, AIP has the option to sell to DDRC the additional shares described in the first sentence of the following paragraph (the "Additional Purchased Shares") for an aggregate purchase price that may not exceed $200,000,000 (the "Additional Purchase Option") solely for the purpose of funding property acquisitions approved by a majority of the members of the Board of Trust Managers (those members, the "Managers" and that board, the "Board") that are not affiliates of the seller of the property or of the assignor that assigned its right to acquire such property to AIP. The Additional Purchase Option may only be exercised by action of a majority of the Managers, excluding the Managers appointed by DDRC.

         The Additional Purchased Shares may consist of any combination of the following, as AIP elects: (i) Common Shares, at a price of $15.50 per share, or
(ii) Series A Convertible Preferred Shares, $.10 par value per share (the "Preferred Shares"), that are convertible into Common Shares after the expiration of the Standstill Period (as defined below), at a price of $14.00 per share, but if DDRC would own, as a result of any such sale and purchase, in excess of 49.9% of the outstanding Common Shares (the "Forty-Nine Percent Threshold"), then AIP may sell only Preferred Shares to DDRC. The price per share of the Additional Purchased Shares is subject to adjustment if the ten trading day average price per Common Share on the NYSE falls below $12.12 per share and in the event of any share split, subdivision, combination, merger, reclassification or share dividend.

         After the aggregate purchase price for the Additional Purchased Shares reaches $100,000,000, the Additional Purchase Option is not exercisable on any date on which: (i) the closing price per common share, without par value, of DDRC (each, a "DDRC Common Share"), was equal to or less than $18.00, or (ii) the aggregate value of all Common Shares and Preferred Shares purchased by DDRC in accordance with the Purchase Agreement, determined based upon the amount paid by DDRC for such shares, exceeds ten percent (10%) of DDRC's Market Capitalization as of the last trading day prior to such date. "DDRC's Market Capitalization" means for any date (with the value of DDRC's publicly-traded securities determined by reference to the reported trading prices for the last trading day prior to such date when available and, when not available, based upon a certificate of the chief financial officer of DDRC who will, in good faith, value such securities): (i) the aggregate value of all of DDRC's equity securities then issued and outstanding, including DDRC Common Shares, and DDRC's preferred and convertible securities, determined on a fully-diluted basis, plus
(ii) the then outstanding aggregate principal amount of the indebtedness of DDRC and any subsidiary of DDRC. The term of the Additional Purchase Option is extended by one day for each day that the Additional Purchase Option cannot be exercised because of this limitation. In addition, the purchase price of all Common Shares and Preferred Shares issued to DDRC under that certain unit repurchase agreement entered into among DDRC, AIP and the investors named therein, related to the properties known as Tech 29, reduces the amount of the Additional Purchase Option on a dollar for dollar basis.

CUSIP NO. 026791 20 2                   13D                         Page 7 of 15


         At the Initial Closing, Mr. Wolstein was awarded options to purchase 100,000 Common Shares at a purchase price of $12.875 per Common Share (the closing price on the NYSE of one Common Share on the day prior to the Initial Closing Date). Mr. Wolstein assigned his options to DDRC as of the Initial Closing Date. All of those options vested on the Second Closing Date.

         On consummation of the Merger, AIP will become a wholly-owned subsidiary of DDRC. At the Effective Time, the Common Shares held by entities or persons other than DDRC, DDR Sub and their direct or indirect subsidiaries will convert automatically into the right to receive Common Consideration.

         (b) Under the 2000 Merger Agreement, DDR Sub will be merged with and into AIP, with AIP as the survivor of the Merger. AIP will become a wholly-owned subsidiary of DDRC.

         (c) AIP has also entered into the Manhattan Towers Agreement and the Lend Lease Agreement. Under the Manhattan Towers Agreement, AIP has agreed to sell an office building to a third party for a gross purchase price, including assumed debt, of approximately $54.5 million. Under the Lend Lease Agreement, AIP has agreed to sell 31 properties to client accounts managed by Lend Lease Real Estate Investments, Inc. for a gross purchase price, including assumed debt, of approximately $292.2 million.

         (d) Under the Purchase Agreement, the Board was expanded to 11 Managers. DDRC has the right to nominate four Managers, including the Chairman of the Board. At the Initial Closing, DDRC nominated Mr. Wolstein, James A. Schoff, Albert T. Adams and Robert H. Gidel for election as Managers. The Board elected each of Messrs. Wolstein, Schoff, Adams and Gidel to the Board, with Mr. Wolstein serving as its Chairman. Since DDRC purchased all of the Remaining Shares prior to the expiration of the 180 Day Period, DDRC may continue to nominate four Managers for so long as it retains its Common Share holdings, with reductions in the number of nominees on a graded scale to zero when it holds less than 25% of the shares acquired under the Agreements.

         At the Effective Time, the Board will consist of four Managers: Scott
A. Wolstein, James A. Schoff, Robert H. Gidel and Albert T. Adams. All other Managers are required to submit their resignations on or prior to the Closing Date (as defined in the 2000 Merger Agreement).

         (e) Under the 2000 Merger Agreement, in order for AIP to pay a dividend or make any distribution to its shareholders, it must obtain DDRC's approval; but AIP may make a distribution without DDRC's approval if such distribution is necessary for AIP to maintain REIT status, to prevent AIP from having to pay federal income tax, or in certain limited circumstances if the Closing Date does not occur until after the Anticipated Closing Date (as defined in the 2000 Merger Agreement).

         (f) Except as described herein, the Reporting Persons are not aware of any material changes in AIP's business or corporate structure resulting from this transaction.

         (g) DDRC and the Significant Shareholders (as defined below) and DDRC and the 2000 Significant Shareholders (as defined below) are parties to the voting agreements described in Item 6(b). These agreements may impede a change of control of AIP other than by the Merger.

         (h) The Reporting Persons anticipate that AIP will be delisted from the New York Stock Exchange following consummation of the Merger.

         (i) The Reporting Persons anticipate that AIP will file Form 15 to deregister AIP under the Securities Exchange Act of 1934, as amended, following consummation of the Merger.

CUSIP NO. 026791 20 2                   13D                         Page 8 of 15


         (j) The Reporting Persons are not aware of any such actions other than those described herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) DDRC beneficially owns 9,756,650 Common Shares (which includes 100,000 Common Shares subject to options that vested on the Second Closing), representing approximately 46.5% of the outstanding Common Shares. Mr. Wolstein, as an individual, beneficially owns 2,006 Common Shares (which includes 2,000 Common Shares subject to options that are exercisable within 60 days), representing less than 1% of the outstanding Common Shares. As the Chairman of the Board, President and Chief Executive Officer of DDRC, Mr. Wolstein may be deemed to beneficially own 9,756,650 Common Shares, consisting of all of the Common Shares and options to purchase Common Shares owned by DDRC, representing approximately 46.5% of the outstanding Common Shares.

         The Common Shares and Preferred Shares, as applicable, to be acquired by DDRC under the Additional Purchase Option have not been included in determining the beneficial ownership of DDRC or Mr. Wolstein, because the acquisition of these shares remains subject to a number of contingencies, as described herein.

         (b) DDRC has the sole power to vote and dispose of the 9,656,650 Common Shares listed as owned by it in Item 5(a) and has the sole power to exercise the options to purchase the 100,000 Common Shares described in Item 5(a) and to vote and dispose of those Common Shares. Mr. Wolstein has the sole power to vote and dispose of the six Common Shares listed as owned by him in Item 5(a) and has the sole power to exercise the options to purchase the 2,000 Common Shares described in Item 5(a) and to vote and dispose of those Common Shares. As the Chairman of the Board and Chief Executive Officer of DDRC, Mr. Wolstein may be deemed to have the power to vote and dispose of the Common Shares owned by DDRC.

         (c) Except as described herein, none of the Reporting Persons or any of the persons identified in Appendix A has effected any transaction in the Common Shares in the past 60 days.

         (d) Neither Reporting Person knows of any other person who has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares described in Item 5(a).

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a) PURCHASE AGREEMENT.

             (i) Standstill Provisions. From the Initial Closing Date until the third anniversary of the Second Closing Date, DDRC is subject to a standstill provision that limits DDRC's ability to: acquire Common Shares, other than under the Purchase Agreement; act with others as a "group," as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended; solicit proxies or submit shareholder proposals in opposition to a majority of the Board; assist or encourage others in purchasing in excess of five percent of the Common Shares; and seek to control the management or policies of AIP.

CUSIP NO. 026791 20 2                   13D                        Page 9 of 15

             (ii) Anti-Dilution. If DDRC's beneficial ownership of Common Shares falls below forty percent (40%) of the outstanding Common Shares on a fully diluted basis (the "Forty Percent Threshold"), DDRC has the right to purchase, at a price of $15.50 per Common Share, a number of Common Shares such that, immediately after such purchase and giving effect thereto, DDRC's beneficial ownership of Common Shares will be less than or equal to the Forty Percent Threshold. The purchase price of all Common Shares issued pursuant to this option will reduce the Additional Purchase Option on a dollar for dollar basis.

         If DDRC's beneficial ownership of Common Shares falls below the Forty Percent Threshold after the Additional Purchase Option has been exhausted or otherwise terminated, then, notwithstanding the standstill provisions described in Item 6(a)(i), DDRC has the right (to the extent permitted by law) to purchase, in the open market or in one or more privately negotiated transactions, a number of Common Shares such that, immediately after such purchase and giving effect thereto, DDRC's beneficial ownership of Common Shares will be less than or equal to the Forty Percent Threshold.

             (iii) Additional Purchase Option. The Additional Purchase Option is described in Item 4(a).

             (iv) Right to Nominate Managers. DDRC's right to nominate Managers is described in Item 4(d).

             (v) Open Market Purchases. Notwithstanding any other provision of the Purchase Agreement, DDRC may, from time to time, purchase Common Shares with an aggregate value (determined based on the price paid by DDRC in each such transaction) that does not exceed $10,000,000 in one or more open market transactions, which purchases will reduce the aggregate amount of the Additional Purchase Option on a dollar for dollar basis after the aggregate purchase price for the Additional Purchased Shares reaches $100,000,000, but DDRC may not make any such purchase if, as a result of such purchase, DDRC would own in excess of the Forty-Nine Percent Threshold.

        (b)    VOTING AGREEMENTS.

               (i) Voting Agreements in connection with Purchase Agreement. DDRC is a party to separate voting agreements, dated July 30, 1998 (the "1998 Voting Agreements"), with each of the following shareholders of AIP (the "Significant Shareholders"): (i) LaSalle Advisors Capital Management, Inc. and ABKB/LaSalle Securities Limited Partnership (the "LaSalle Entities"); (ii) Morgan Stanley Asset Management Inc., on behalf of certain of its clients with respect to shares of AIP over which it exercises investment discretion, and MS Real Estate Special Situations, Inc. (the "Morgan Entities"); and (iii) USAA Real Estate Company ("USAA"). The voting agreement with the LaSalle Entities is subject to the LaSalle Entities' ability to vote or recommend otherwise for fiduciary duty reasons. The 1998 Voting Agreements provide that each Significant Shareholder agrees to either vote the Common Shares that it beneficially owns or recommend that such shares vote, as applicable, in favor of the Managers nominated by DDRC for so long as DDRC's rights to nominate Managers continues under the Purchase Agreement. In the Purchase Agreement, DDRC has agreed to vote its Common Shares in favor of the nominees of each Significant Shareholder for so long such Significant Shareholder has a right to nominate a Manager. The

CUSIP NO. 026791 20 2                   13D                        Page 10 of 15


                    previously disclosed voting agreement with Praedium II Industrial Associates LLC terminated at the Second Closing.

               (ii) Voting Agreements in connection with 2000 Merger Agreement.
                    DDRC is also a party to separate voting agreements, dated November 1, 2000 (the "2000 Voting Agreements"), with each of the following shareholders of AIP (the "2000 Significant Shareholders"): (i) LaSalle Investment Management, Inc. and LaSalle Investment Management (Securities), L.P. (the "2000 LaSalle Entities"); (ii) Morgan Stanley Dean Witter Investment Management Inc., on behalf of its clients with respect to shares of AIP over which it (or its designee) exercises investment discretion, and MS Real Estate Special Situations Inc. (the "2000 Morgan Entities"); and (iii) USAA. The voting agreement with the 2000 LaSalle Entities is subject to the 2000 LaSalle Entities' ability to vote or recommend otherwise for fiduciary duty reasons. The 2000 Voting Agreements provide that each 2000 Significant Shareholder agrees to either vote the Common Shares that it beneficially owns or recommend that such shares vote, as applicable, in favor of the Managers nominated by DDRC for so long as DDRC's rights to nominate Managers continues under the Purchase Agreement. The 2000 Voting Agreements also provide that each 2000 Significant Shareholder agrees to either vote the Common Shares that it beneficially owns or recommend that such shares vote, as applicable, in favor of the approval of the Merger and the 2000 Merger Agreement, and the transactions contemplated thereby.

         (c) REGISTRATION RIGHTS AGREEMENT. AIP and DDRC are parties to a registration rights agreement (the "Registration Rights Agreement") relating to the Common Shares. The Registration Rights Agreement provides that DDRC may make up to three demands to have Common Shares registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). These demand registration rights are subject to certain limitations on other stockholders exercising their demand rights.

         DDRC has the right to require that AIP file and have declared effective a shelf registration statement to remain effective for three years from the date such registration statement is declared effective. DDRC also has certain "piggy-back" registration rights. DDRC must be notified prior to the filing of any registration statement under the Securities Act by AIP. DDRC may include Common Shares in any such registration statement. AIP must use its best efforts to include any such Common Shares in that registration statement.

         DDRC's rights under the Registration Rights Agreement rank pari passu with those of the Significant Shareholders under similar agreements with AIP.

         (d) On consummation of the Merger, Reporting Persons anticipate the Purchase Agreement, the 1998 Voting Agreements, the 2000 Voting Agreements and the Registration Rights Agreement will terminate.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A. Agreement among the Reporting Persons to file a joint statement on Schedule 13D*

         B.   Share Purchase Agreement(1)

CUSIP NO. 026791 20 2                   13D                       Page 11 of 15


         C.       Amendment No. 1 to the Share Purchase Agreement**

         D.       Merger Agreement(1)

         E. Voting Agreement dated July 30, 1998, between DDRC and the LaSalle Entities**

         F. Voting Agreement dated July 30, 1998, between DDRC and the Morgan Entities (1)

         G.       Voting Agreement dated July 30, 1998, between DDRC and USAA
                  (1)

         H. Voting Agreement dated November 1, 2000, among AIP, DDRC and the 2000 LaSalle Entities (3)

         I. Voting Agreement dated November 1, 2000, among AIP, DDRC, and the 2000 Morgan Stanley Entities. (3)

         J.       Voting Agreement dated November 1, 2000, among AIP, DDRC and
                  USAA (3)

         K.       Registration Rights Agreement (1)

         L.       Credit Facility (2)

         M.       2000 Merger Agreement (3)

         N.       Lend Lease Agreement (3)

*    Filed as Exhibit A to this Amendment No. 7 to Schedule 13D.

**   Previously filed.

(1) Incorporated by reference herein from AIP's Current Report on Form 8-K filed with the Commission on August 5, 1998, Commission file number 1-9016.

(2) Incorporated by reference herein from DDRC's Annual Report on Form 10-K filed with the Commission on March 31, 1998, Commission file number 1-11690.

(3) Incorporated by reference herein from AIP's Current Report on Form 8-K filed with the Commission on November 8, 2000, Commission file number 1-9016.

CUSIP NO. 026791 20 2                   13D                       Page 12 of 15



                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                       DEVELOPERS DIVERSIFIED REALTY
                                       CORPORATION, an Ohio corporation


                                       By: /s/ Scott A. Wolstein
                                       Name:  Scott A. Wolstein
                                       Title: Chairman of the Board and Chief
                                                Executive Officer



                                                /s/ Scott A. Wolstein
                                                    Scott A. Wolstein


Dated as of November 13, 2000

CUSIP NO. 026791 20 2                   13D                       Page 13 of 15



                                                                     APPENDIX A


                        DIRECTORS AND EXECUTIVE OFFICERS
                  OF DEVELOPERS DIVERSIFIED REALTY CORPORATION


         The following table sets forth the name, business address, present principal occupation or employment, and the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted of each director and executive officer of Developers Diversified Realty Corporation, an Ohio corporation ("DDRC").


                                   PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL
                                   BUSINESS AND ADDRESS OF ORGANIZATION IN WHICH
NAME AND BUSINESS ADDRESS          EMPLOYMENT IS CONDUCTED(1)
-------------------------          ------------------------------------------------------
A.      Directors of DDRC

Scott A. Wolstein(2)                Chairman of the Board and Chief Executive
                                    Officer of DDRC (real estate investment
                                    trust); Chairman of the Board of American
                                    Industrial Properties REIT (real estate
                                    investment trust)

James A. Schoff(2)                  Vice Chairman of the Board and Chief
                                    Investment Officer of DDRC (real estate
                                    investment trust)

William N. Hulett III               Vice Chairman of the Board of Bridge Street
6127 Chagrin River Road             Accommodations, Inc. (lodging industry)
Bentleyville, OH 44022

Albert T. Adams                     Partner, Baker & Hostetler LLP (law firm)
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114-3485

Dean S. Adler                       Principal, Lubert-Adler Partners, L.P. (real estate
Belgravia, 8th Floor                investments)
1811 Chesnut Street
Philadelphia, PA 19103

Barry A. Sholem                     Co-Chairman, Donaldson, Lufkin & Jenrette, Inc.
2121 Avenue of the Stars            Real Estate Capital Partners (real estate investments)
Los Angeles, CA 90667

Robert Gidel                        Managing Partner, Liberty Partners, L.P.
2626 Cole Street, #700              (investment financing)
Dallas, TX 75204

David M. Jacobstein(2)              President and Chief Operating Officer



-------------------------

1 The business address of the organization in which each person's employment is conducted is the same as such person's business address.

2 The business address of each such person 3300 Enterprise Parkway, Beachwood, Ohio 44122.

CUSIP NO. 026791 20 2                   13D                       Page 14 of 15



Terrance R. Ahern                   Principal, The Townsend Group (institutional real
1500 W. 3d Street, Suite 410        estate consulting firm)
Cleveland, OH 44113




                                      PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL
                                      BUSINESS AND ADDRESS OF ORGANIZATION IN WHICH
NAME AND BUSINESS ADDRESS             EMPLOYMENT IS CONDUCTED(1)
-------------------------             ------------------------------------------------------
B.  Executive Officers of DDRC

Scott A. Wolstein(2)                  See A. above

James A. Schoff(2)                    See A. above

David M. Jacobstein(2)                President and Chief Operating Officer

Daniel B. Hurwitz(2)                  Executive Vice President and Director of Leasing

Eric M. Mallory(2)                    Senior Vice President and Director of Development

Joan U. Allgood(2)                    Vice President and General Counsel

William H. Schafer(2)                 Senior Vice President and Chief Financial Officer




-------------------------

1 The business address of the organization in which each person's employment is conducted is the same as such person's business address.

2 The business address of each such person 3300 Enterprise Parkway, Beachwood, Ohio 44122.

                                                                      EXHIBIT A



         This Exhibit A to Amendment No. 7 to Schedule 13D is filed pursuant to the requirements of Rule 13d-1(k)(1)(iii). The undersigned, Developers Diversified Realty Corporation and Scott A. Wolstein, hereby agree that the Amendment No. 7 to Schedule 13D to which this Exhibit A is attached is filed on behalf of each of the undersigned.



                                       DEVELOPERS DIVERSIFIED REALTY
                                       CORPORATION, an Ohio corporation



                                       By: /s/ Scott A. Wolstein
                                       Name:  Scott A. Wolstein
                                       Title: Chairman of the Board and Chief
                                                Executive Officer

                                                   /s/ Scott A. Wolstein
                                                       Scott A. Wolstein



Dated as of November 13, 2000